FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: January 29, 2009

Exhibit Index

Page
Exhibit 99.1 – Press Release	4

Exhibit 99.1

ReneSola Signs RMB800 Million Project Loan Agreement with China Construction

Bank for Sichuan Polysilicon Production Facility

JIASHAN, China, January 27, 2009 – ReneSola Ltd (“ReneSola” or the “Company”), a leading Chinese manufacturer of solar wafers, today announced that its wholly owned subsidiary Sichuan ReneSola Material Co. Ltd. signed a RMB800 million (approximately US$117 million) five-year project loan agreement with China Construction Bank, Sichuan Branch to support the construction of ReneSola’s polysilicon production facility in Meishan, Sichuan province.

“We are pleased to announce that we’ve secured additional financing for our Sichuan polysilicon manufacturing facility,” said Charles Bai, ReneSola’s chief financial officer. “The agreement, combined with previously acquired financing, provides ReneSola with approximately 90% of the capital necessary to fund the project to completion. Our ability to secure capital in a tight credit environment demonstrates confidence in the development and operation of our polysilicon facility and faith in our management team’s track record of delivering positive results.”

The Company noted that pilot production for phase one of its Sichuan polysilicon manufacturing facility is expected to commence late in the second quarter of 2009 and phase two pilot production is expected to commence late in the third quarter of 2009. Each phase will consist of 1,500 metric tones (“MT”) of polysilicon production. As part of the Company’s long-term strategy, the 3,000 MT Sichuan facility will provide ReneSola with a stable and low-cost source of polysilicon feedstock, enhancing its position as a leading wafer producer within the industry.”

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM market of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release may contain statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Charles Bai

ReneSola Ltd

Tel:        +86 (573) 8477-3061

E-mail:  charles.bai@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:        +86 (10) 8520-6284

E-mail:  derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel:        +1 (212) 880-5269

E-mail:  thomas.smith@ogilvypr.com

In the United Kingdom:

Mr. Tim Feather / Mr. Richard Baty

Hanson Westhouse Limited, London

Tel:        +44 (0) 20-7601-6100

E-mail:  tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com